UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 6, 2013, the Board of Directors of Husky Energy Inc. approved a revised Code of Business Conduct. A copy of the revised Code of Business Conduct is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statement on Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
James D. Girgulis
Date: June 7, 2013		Senior Vice President, General Counsel & Secretary

Exhibit A

CODE OF BUSINESS CONDUCT

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	1 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary

MESSAGE FROM OUR CEO

Conducting our business honestly and with integrity is fundamental.

This approach guides our processes, how we conduct ourselves with our partners and stakeholders, and helps shape our community relations.

Our Code of Business Conduct provides clear direction for employees, contractors, Officers and Directors on how to conduct their affairs honestly and in good faith. We expect our staff to demonstrate a high level of personal accountability and we provide a positive and respectful workplace that promotes diversity, teamwork and employment equity across all levels of the Company.

We’ve established an anonymous and confidential online reporting tool and toll-free number for employees, contractors and other stakeholders to report perceived breaches. Adhering to this Code and identifying areas of improvement strengthens both Husky’s reputation and our collective integrity.

This Code is a living document that reflects Husky’s values, expectations and reputation, and our desire to not only do business well, but do it right. By conducting our work at the highest possible standards, each of us can contribute to Husky’s success.

Asim Ghosh
Chief Executive Officer

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	2 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary

PURPOSE

Husky Oil Operations Limited is committed to upholding high standards of business integrity, and seeks to deter wrongdoing and to promote transparent, honest and ethical behaviour in all our business dealings. It is for this reason the Code of Business Conduct (the “Code”) was developed.

The Code applies to Husky Oil Operations Limited and all divisions, subsidiaries and affiliate companies over which it exercises control (collectively, “Husky” or the “Company”) in all countries in which they operate. It also applies to all Officers, Directors and employees, which for these purposes includes temporary or contract staff (hereinafter referred to as “Personnel”).

The Code sets out the minimum standards of conduct to which all Personnel are required to adhere. Personnel are to comply with any additional requirements set by their employing company or by local law, which may be stricter than those set out here.

The Code may be modified from time to time. Personnel will be notified of any such changes.

1.	GENERAL GUIDELINES FOR APPROPRIATE CONDUCT

You, as Personnel, are expected to accept certain responsibilities, adhere to acceptable legal business principles, and exhibit a high degree of personal integrity at all times. You are expected to refrain from behaviour that might be harmful to you, your co-workers, our business associates or the Company. The intent of the Code is not to place unreasonable restrictions on your personal actions, but to set out the standards you are expected to meet in your capacity as Personnel. You are expected to comply with the Code and all Husky policies.

Husky will strive to ensure the activities of our Personnel, suppliers and agents are consistent with these principles. Any breach of the Code is considered serious and may result in disciplinary action up to and including the immediate termination of employment for just cause in accordance with the prevailing laws and regulations of the jurisdiction you are in, or the immediate termination of a service contract.

If you have any questions relating to the Code, you are to seek the advice of your Department Manager, the executive responsible for your business unit, or the Legal Department.

2.	COMPLIANCE WITH LAWS

You must recognize, be familiar with, and comply with the governmental laws, rules, and regulations that apply to Husky’s business in the area in which your employing company operates.

3.	DIVERSITY AND RESPECTFUL WORKPLACE

Husky is an equal opportunity employer and is committed to building a work environment that is free of discrimination, harassment and violence by ensuring our employment policies are

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	3 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary

implemented in a fair and equitable manner and are free of discrimination. The Company will support and promote the protection of human rights within our sphere of influence. Discrimination based on the categories protected by law in the jurisdiction in which you are employed is strictly prohibited.

All incidents of discrimination, harassment and violence should be reported. Allegations of discrimination, violence or harassment are taken seriously and treated in a discrete and timely manner. Husky strictly prohibits retaliatory action in any form against any Personnel who, in good faith, reports a possible violation.

See Diversity and Respectful Workplace Policy 2.02 for further information.

4.	DRUGS AND ALCOHOL

Husky is committed to providing a safe, healthy and productive work environment. Personnel make a valuable contribution to Husky’s success through safe, efficient and conscientious performance of their duties. Personnel are required to be fit for duties when reporting for work and remain fit for duties at all times while at work. All Personnel are required to report any unsafe work, including when Personnel are not fit for duties.

The use of alcohol and/or drugs may adversely affect job performance, productivity, business decisions and the safety and well-being of our people and the communities in which we operate. Personnel are required to declare if they are not fit for duties to ensure the continued safe operation of our business.

Personnel who have a drug or alcohol dependency or any concerns related to the use or abuse of drugs and/or alcohol are encouraged to seek assistance at the earliest opportunity. Through our Employee and Family Assistance Program, the Company will provide employees who have drug or alcohol related problems the opportunity and the support to help them to overcome these problems.

See Drug and Alcohol Policy 2.09 and Employee and Family Assistance Program Policy 3.04 for further information.

5.	CONFLICTS OF INTEREST AND OUTSIDE ACTIVITIES

You must avoid all situations in which your personal interests conflict with your duties to Husky or the interests of the Company. To so do, you must be sensitive to any activities, interests or relationships that might conflict, or even appear to conflict, with your ability to act in the best interests of Husky. You are required to disclose any potential conflict of interest upon commencing work, and/or as soon as possible after discovering any other potential conflict of interest after starting at Husky.

A potential conflict of interest arises any time you or any “related person” engage in any activity that may:

(a)	Result, directly or indirectly, in you receiving a benefit from a relationship with Husky, at the expense of Husky, or resulting in a lost opportunity to Husky; or

(b)	Interfere with your objectivity or effectiveness in performing your duties and responsibilities to Husky.

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	4 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary

A “related person” is generally a person with whom you have a close personal relationship, a member of your household, or is financially dependent on you. At a minimum, this includes your spouse, civil partner, and any person living in the same house as you.

Any of the following activities can create conflicts as described further below:

(a)	Outside work, employment, or other endeavours:

(i)	in areas similar to those in which Husky is involved;

(ii)	for clients, suppliers, vendors or competitors of Husky; or

(iii)	that otherwise have the potential to affect your objectivity and work performance.

(b)	Performing outside work or soliciting outside business on Husky’s premises or on Husky’s time.

(c)	Using Husky’s equipment or services, materials, resources or proprietary information for outside work.

(d)	Engaging in any activities that could reflect negatively on the reputation of our Personnel.

(e)	Holding any financial interest in, or taking a loan from, a company or organization that is a supplier, client or competitor of Husky.

You must immediately disclose any potential conflicts of interest to your Department Manager or the executive responsible for your business unit. If the Department Manager or the executive responsible for your business unit is uncertain whether the situation is contrary to policy, he or she is expected to consult with Husky’s Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary.

Unless you have disclosed the matter and obtained approval as set forth above, you should not:

(a)	Influence, or seek to influence, a corporate decision in a manner that favours another individual or organization in the expectation of realizing personal gain for yourself, a family member, or others with whom you have or have had an association.

(b)	Own, either directly or indirectly, a significant financial interest in any supplier, client or competitor of Husky. A financial interest is significant if the holding is either:

(i)	5% or more of the stock, assets or other interests of the supplier, client or competitor; or

(ii)	10% or more of your net assets.

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	5 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary

Such financial interest includes significant investments in oil and gas properties and shares or securities of Husky’s joint ventures.

(c)	Own any investments that could materially affect your judgment with respect to Husky’s business interests.

(d)	Act as an officer, director, partner, consultant, representative, agent, advisor or employee of any of the following:

(i)	A supplier, client or competitor of Husky;

(ii)	Any business that is involved in technical areas or product lines that are similar to those of Husky;

(iii)	Any business whose customers include the Company, our customers or our suppliers; or

(iv)	Any organization that has or seeks business dealings with Husky where there exists (or may appear to exist) an opportunity for special consideration for you or the organization.

(e)	Accept any directorship, consulting or advisory appointment or engage in any other activity that could create a conflict of interest that may impair Husky’s reputation for impartiality and fair dealings. Examples of such activities include the following:

(i)	Owning a financial interest with an employee or representative of a supplier, vendor, client or competitor of Husky with whom you regularly come into contact while performing Husky business;

(ii)	Accepting a personal discount (on products, services or other items) from an employee or representative of a supplier, vendor, client or competitor of Husky, which is not generally available in the normal course of business; and

(iii)	Dealing directly in the course of normal Husky responsibilities with a spouse or immediate family member who is employed by a supplier, vendor, client or competitor of Husky.

6.	PROPER RECORD-KEEPING

If you prepare any accounting, sales, or operations records, you are required to do so in a manner that ensures Husky’s books, records and accounts reflect accurately, fairly, in reasonable detail, and on a timely basis, all transactions, acquisitions, dispositions of assets, and other business affairs of Husky.

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	6 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary

You are prohibited from the following:

(a)	Establishing or maintaining any unrecorded funds, assets or transactions on behalf of Husky;

(b)	Making any false, artificial, or misleading entries in the books, records and documents of Husky for any reason;

(c)	Engaging in any arrangement internally and/or externally that results in such prohibited acts; and

(d)	Initiating any transaction or making any payment on behalf of Husky with the intention or understanding that the transaction or payment is other than what is described in its documentation.

7.	COMMUNITY INVESTMENT AND POLITICAL DONATIONS

Husky’s Community Investment program supports the corporate business strategy by building Husky’s reputation as a responsible and constructive member of the communities in which we operate and our Personnel live. The Company’s Funding Guidelines are publicly available to promote understanding of Husky’s focus areas and to assist potential applicants.

Husky observes and respects all laws concerning the making of political contributions in the jurisdictions in which it operates. The Company does not provide political donations in respect of municipal elections, leadership contests, individual candidates or riding/constituency associations. Husky will consider political donation requests from, and for the benefit of, registered major political parties at the provincial level in Canada where permitted. Husky recognizes that corporate political contributions are prohibited at the federal level in Canada.

Personnel who make individual political contributions shall not attempt to have such contributions expensed to Husky directly or indirectly and Husky will not reimburse any Personnel who submits an expense account for a political contribution.

In jurisdictions where it is allowed to make donations to political parties, the Company will only donate to political parties through participation in fundraising events, which in most cases will be fundraising dinners.

See Community Investment Policy 1.14 for further information.

8.	LOBBYING

You, as Personnel, should consult with your Vice President or the Legal Department to ensure that lobbying is not prohibited in your jurisdiction.

Lobbying is not a prohibited activity in Canada, but Husky must make monthly public filings in Canada and several provinces in order to report lobbying activities that have taken place on behalf of the company. Husky has instituted a monthly internal reporting process in order to facilitate these filings, and you should report to your Vice President any lobbying activities you or your reports participate in either on behalf of Husky or as a member of an association in which you are a Husky representative (for example, CAPP).

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	7 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary

You may be lobbying on behalf of Husky if you are communicating with a “public office holder”. The term “public office holder” is very broad and includes MPs, MLAs, other elected officials, all public servants and most government agencies and boards appointed by governments.

If your unit is considering lobbying, or considering making a pre-arranged appointment with any federal public office holders, you should contact the Director of Government & Community Relations for more guidance.

If you are communicating with a federal public office holder, you should report lobbying activities internally if your communication is about:

(a)	legislative proposals;

(b)	the introduction, passage, defeat or amendment of bills or resolutions;

(c)	the making or amending of regulations, policies or programs; or

(d)	the awarding of governmental grants, contributions, or other financial benefits.

Each province has slightly different rules defining what is and is not lobbying. Generally, if you are communicating with a provincial public office holder, you should report lobbying activities internally if you are communicating in an attempt to influence:

(a)	the development of any legislative proposal;

(b)	the introduction, passage, defeat or amendment of any bill or resolution;

(c)	the making or amendment of any regulation;

(d)	the development, amendment or termination of any policy or program;

(e)	a decision to sell all or part of the Crown’s interest in a business, enterprise or institution that provides goods or services to the Crown or to the public;

(f)	a decision regarding privatization or outsourcing;

(g)	the awarding of any grant or financial benefit by or on behalf of the government; or

(h)	the awarding, amendment or termination of any contract, grant or financial benefit by or on behalf of the government or a provincial entity.

If you are requesting information from a federal or provincial public office holder, or communicating with them about the interpretation, application or enforcement of existing laws or regulations, you do not need to report it as lobbying. You also do not need to report lobbying activity if you are communicating with federal public office holders in a proceeding that is a matter of public record, such as submissions to the Senate or House of Commons.

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	8 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary

If you have any doubt as to whether your interaction with a government representative constitutes lobbying, you should include a brief summary of it in your monthly report to your Vice President so that it can be reviewed by the Legal Department.

9.	COMPANY RESOURCES

9.1	Safeguard Company Resources

You are expected to safeguard all Husky assets and information, including any personal or customer private information. You must not engage in any theft, pilferage, willful damage, or misuse of Husky property. Such conduct may be a crime and may be reported to appropriate law enforcement authorities.

9.2	Confidential Information and Intellectual Property

You are prohibited from disclosing, misappropriating, or using confidential information or intellectual property which is owned, developed, or otherwise possessed by Husky, except as specifically authorized, and only for the performance of your duties for Husky.

Confidential information includes, but is not limited to, corporate records, reports, papers, devices, processes, programs, plans, methods, other intellectual property, other non-public information, and any other information which is designated as confidential at the time it is made available to you or which, because of the circumstances under which you receive it, would reasonably be considered to be confidential. This applies to information owned or developed by Husky, or by third parties and in the possession of Husky.

Intellectual property includes computer software programs, technical processes, inventions, research devices, reports or articles containing any form of unique or original innovation or development, whether or not protected by patent, trademark, copyright, or otherwise.

Any intellectual property created or developed by you within your scope of employment is owned by Husky.

9.3	Use of E-mail, Voicemail, Computer and Other Technology

Husky assets are the property of Husky and are provided for the purpose of conducting work for the Company. Reasonable personal use may be permitted provided that it is otherwise in compliance with Husky’s policies and the Company reserves the right to monitor, review and restrict personal use of our property at all times. You are responsible for exercising good judgment regarding the reasonableness of personal use and the amount and type of personal information you store. If any doubt exists, you should consult your supervisor or Department Manager.

All users of Husky assets shall:

(a)	Comply with all legal requirements;

(b)	In no way cause harm to Husky’s public image;

(c)	Do nothing to adversely impact other users’ use of, or access to, Husky assets; and

(d)	Comply with all Husky policies, procedures and guidelines.

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	9 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary

Subject to applicable law, Husky may monitor, review, audit, intercept and access your communications using Husky’s technology for any legitimate business reason or when required by law. You acknowledge that monitoring of your private communications and your use of Husky’s technology may be necessary due to certain legitimate business reasons or when required by law.

See Information Security Policy 5.07 and Acceptable Use Policy 5.08 for further information.

9.4	Record Retention

Husky creates, receives and maintains records to carry out business activities and to document actions, transactions and decisions. Husky owns all of the information and records that are created, generated or received by Personnel and others performing business activities on behalf of Husky.

A record, regardless of format or media, contains information that has business value to the Company, provides evidence of legal, financial or operational activity and may contain business decisions, actions or policies. All records must be managed to ensure Husky retains information in accordance with our obligations, applicable policies and procedures and Husky’s Records Retention Schedule, and to ensure records are available for business use.

See Records Management Policy 5.04 for further information.

10.	FAIR COMPETITION

Husky is committed to conducting business ethically and legally. A key component of this commitment is to comply with competition laws, the purpose of which is to preserve and promote a competitive market economy. The consequences of violating competition laws are serious and can include imprisonment and significant fines. Questions arising with respect to compliance with competition laws may be referred to your supervisor or to the Legal Department.

(a)	You are prohibited from engaging in communications with Husky’s competitors, whether oral or written, direct or indirect, private or public, that might allow anyone to infer an agreement or understanding between competitors about pricing, supply, sale or purchase terms, limiting production or sales, quality, supply sources, distribution channels or allocation of customers, territories or product markets.

(b)	You are prohibited from entering into any agreement, whether oral or written, with a competitor to adhere to certain prices or terms of sale (credit terms, discounts and the like).

(c)	You are prohibited from entering into any agreement, whether oral or written, with a competitor that results in a division, assignment, or apportionment of customers or territories to be served or a limitation on any product produced or sold or services rendered.

(d)	You are prohibited from entering into an agreement, whether oral or written, where Husky and one or more competitors: agree that one or more of them will refrain from bidding, agree to bid at agreed prices, or agree to withdraw a bid (known as bid rigging).

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	10 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary

See Competition Act Compliance Policy 1.18 for further information.

11.	TRANSACTIONS AND RELATIONSHIPS WITH SUPPLIERS

The Procurement Department (“Procurement”) provides corporate leadership for entering into external commitments with suppliers and contractors. Upon receiving internal authorization, Procurement will enter into agreements, in accordance with the Code, that will maximize value to Husky, minimize risk and ensure security of supply.

Procurement sets the guidelines used to procure goods, equipment and contractor services in accordance with the Procurement Practice maintained by the Procurement function.

Procurement determines the procurement/contracting strategy in concert with the client group. Creating a competitive marketplace is a key component of Husky’s procurement strategy. Competitive bidding is the preferred approach, but it is only one of a number of strategies that is used. Sole sourcing is only used where there is proper justification. You are prohibited from improperly disclosing outside Husky any information regarding bids, evaluations, negotiations or award of business in general which, in the opinion of Husky, could create an unfair advantage or disadvantage for an individual bidder or jeopardize the bid process or the intent of Husky’s procurement process.

See Purchasing Policy 1.05 for further information.

12.	BRIBERY AND OTHER IMPROPER PAYMENTS

Bribery is a criminal offence in most countries, including Canada, the United States, Hong Kong and the United Kingdom. It damages a company’s reputation and undermines its relationship with its regulators, customers, business partners and competitors. Some countries, notably Canada, the United States and the United Kingdom, have enacted anti-corruption laws which apply to the actions of citizens and domestic companies even if the activity takes place outside of those countries. Canada’s Corruption of Foreign Public Officials Act and the United States’ Foreign Corrupt Practices Act apply to both individuals and corporations whether acting directly or through an agent or third party. The United Kingdom anti-corruption laws can also apply to companies wherever incorporated which carry on a business or a part of a business in any part of the United Kingdom. Breach of these laws may lead to criminal prosecution of or regulatory action against a company or its employees, resulting in the imposition of criminal or civil penalties including imprisonment and significant fines, and could damage a company’s business.

Personnel and third parties acting on behalf of Husky are prohibited from offering to pay, paying, promising to pay, or authorizing the payment of any bribe to any employee, official, or agent of any government, commercial entity, or individual in connection with the business or activities of Husky, either directly or indirectly. A bribe for the purposes of the Code is any money, goods, services, or other thing of value offered or given with the intent to gain any improper advantage for Husky.

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	11 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary

You are prohibited from soliciting, offering, promising, authorizing, approving, or condoning the use of corporate funds or property for any improper purpose, including the following:

(a)	The payment or offer of a bribe to any:

(i)	Government official(s) in order to influence them to act or fail to act in any official capacity, or to induce them to use their influence, with any government official or government agency;

(ii)	Political party, any official of a political party, or any candidate for political office in order to influence the political party, official or candidate to act or to fail to act in any official capacity or to induce the political party, official, or candidate to influence any government official or any government agency. [See Community Investment Policy 1.4 for further information]; or

(iii)	Any third-party representative who will apply the bribe (in whole or in part) directly or indirectly to either of the aforementioned activities.

To minimize the risk of third-party representatives engaging in inappropriate conduct, you should (1) always act with due care and diligence in selecting third-party representatives and in monitoring their activity; (2) ensure that third-party representatives are aware of and respect our Code; (3) ensure that all fees and expenses paid to third-party representatives represent appropriate and justifiable remuneration, which is commercially reasonable under the circumstances, for legitimate services rendered by the third-party representative; and (4) keep accurate financial records of all payments.

(b)	The payment of a bribe or kickback to any person or entity to obtain business for Husky.

(c)	Acting as an intermediary for a third party in the solicitation, acceptance, payment or offer of a bribe or kickback.

You, however, are permitted to make:

(a)	Any payments to a government official, employee or agency, specifically required by a law, regulation or decree equally applicable to all similarly situated companies;

(b)	Expenditures for reasonable business courtesies and social amenities consistent with ethical business practices, and with the customs of the industry, which are offered and received on a basis of amicable personal relations, such as reasonable meals, sporting activity and other entertainment of clients, prospective employees and business associates customary in the business locale. However, you are prohibited from paying for business courtesies personally as a means of evading the requirements of the Code; and

(c)	Expenditures for reasonable travel and lodging expenses for government officials for the promotion, demonstration or explanation of Husky products or services, or in the execution or performance of a contract with a governmental entity or agency.

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	12 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary

All such payments must be accurately and fairly recorded in Husky’s books and records, and must be lawful under the laws of the jurisdiction in which they are made.

As well as complying with the provisions in the Code, you must exercise common sense and judgment in assessing whether any arrangement could be perceived to be corrupt or otherwise inappropriate. You should be mindful that many jurisdictions restrict public servants from receiving any financial benefit including tickets for sports events or entertainment. If you have any doubts about a proposed expense, the applicability of this Section or any proposed action, you must consult the executive responsible for your business unit or the Senior Vice President, General Counsel & Secretary before proceeding.

13.	ACCEPTING PAYMENTS AND ENTERTAINMENT

You cannot solicit or accept any funds, kickbacks, or things of value for assisting a person or entity seeking or obtaining business, or to ensure special concessions, from Husky.

You cannot solicit or accept payment of money, substantial gifts, or loans which might influence business decisions or compromise independent judgment. This prohibition includes any accommodation or transportation not directly associated with the execution of Husky business.

You may accept moderate hospitality as an accepted business courtesy but only at a level and frequency which Husky, at our expense, could provide in return. You may accept entertainment when it is consistent with generally accepted industry business practices and is permitted under applicable laws and regulations.

If you have any doubts about a proposed expense, the applicability of this Section or any proposed action, you must consult the executive responsible for your business unit or the Senior Vice President, General Counsel & Secretary before proceeding.

14.	INSIDER TRADING, SECURITIES HEDGING, LOANS

Husky Energy Inc. has publicly traded securities and therefore must comply with certain legal and regulatory requirements regarding the public disclosure of material information, and our Directors, Officers and Personnel must comply with insider trading and reporting requirements.

You may become aware of material, non-public information – that is, information that has not been made publicly available by Husky in either a press release or an annual or interim financial report that could reasonably lead a person to buy or sell Husky securities or the securities of another company.

You must never use material, non-public information (even if you acquired it as a “tip” from others) to exercise options or trade – or advise or assist another person in trading or not trading – in Husky securities or the securities of another company. Trading or tipping while in possession of material, non-public information is a serious violation of the law and can result in severe civil or criminal penalties, including imprisonment.

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	13 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary

See Company Communications, Disclosure and Insider Trading/Reporting Policy 1.02 for further information. Policy 1.02 will continue to apply after termination of employment to the extent that a former Officer, Director or Personnel is in possession of non-public material information at the time of termination. In such case, no transaction or securities of Husky may take place until the information becomes public or ceases to be material.

If you are unsure whether information is material, non-public information, consult the Legal Department before making any decision to buy or sell a security, or before disclosing the information.

15.	EXTERNAL COMMUNICATIONS

Husky designates specific people to speak on behalf of the Company to groups which include, but are not limited to, the investment community, investors, regulators and the media. The Code also extends to social media platforms, including Facebook, Twitter and YouTube.

See Company Communications, Disclosure and Insider Trading/Reporting Policy 1.02 for further information.

16.	PRIVACY

Husky respects the privacy of individuals and endeavours to maintain the accuracy, confidentiality and security of personal information under our custody or control. Privacy Policy 5.02 applies in respect of all activities of Husky that are governed by privacy legislation in Canada and the United States, and provides a structure to Husky’s privacy compliance regime and our collection, use and disclosure of personal information in those jurisdictions.

The Company is committed to complying with data privacy laws everywhere it operates, always taking care to protect the personal information of individuals. However, Husky strongly recommends that Personnel and others using Husky business systems do not store personal information on Husky’s business systems that is not required for business purposes.

17.	ECONOMIC SANCTIONS AND TERRORISM FINANCING

Husky complies with all applicable laws regarding economic sanctions and terrorism financing, including Canada’s Proceeds of Crime (Money Laundering) and Terrorist Financing Act, United Nations Act, the Special Economic Measures Act, some provisions of the Export and Import Permits Act, and certain laws in the United States that apply to operations in that country, to American citizens and to others, the People’s Republic of China Anti-Money Laundering Law and certain notices, guidelines and decisions on money laundering and anti-terrorism work, and Hong Kong’s United Nations (Anti-Terrorism Measures) Ordinance and United Nations Sanctions Ordinance.

Such laws encompass a wide variety of measures, including limitations on official and diplomatic contacts or travel, the imposition of legal measures to restrict or prohibit trade or other economic activity between countries, or the seizure or freezing of property. You are prohibited from causing Husky to be in violation of any of these laws.

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	14 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary

18.	REPORTING SUSPECTED NON-COMPLIANCE

If you become aware of any actual or suspected breach of the Code, you must report the incident in one of the following ways:

(a)	Discuss the matter with your supervisor, Department Manager or Human Resources Business Partner; or

(b)	Report the concern to the Ethics Help Line, which you may do anonymously, either over the phone or online by going to the secure EthicsPoint website at www.ethicspoint.com and selecting “File a Report” at the top of the screen; or

(c)	Contact any one of the Senior Vice President, Human & Corporate Resources, the Senior Vice President, General Counsel & Secretary, the CFO, the CEO, or the Chairman of the Audit Committee.

Husky strictly prohibits retaliatory action in any form against any Personnel who, in good faith, reports a possible violation. A report is not in good faith if you make the report, (1) knowing that it is false or misleading or knowing that there is not sufficient preliminary evidence or indication of the breach, or (2) solely to intentionally harm any person or entity associated with Husky. When a report is not made in good faith, you may be subject to disciplinary action, including summary termination for just cause in accordance with the prevailing laws and regulations of the jurisdiction you are in.

After a report is made, all Personnel must cooperate fully and openly with any investigation into suspected non-compliance of the Code. Failure to cooperate or to provide truthful information may lead to the individual being subject to disciplinary action, up to and including termination for just cause, or the immediate termination of a service contract.

/s/ Nancy Foster	/s/ James D. Girgulis
Nancy Foster	James D. Girgulis
Senior Vice President, Human & Corporate Resources	Senior Vice President, General Counsel & Secretary

Effective: January 2001 • Revised: May 2013 Code of Business Conduct Policy 1.01	15 of 15
Contact: Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary